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                             August 14, 2020

       Mark Palumbo
       Chief Executive Officer
       CannAssist International Corp
       1548 Loch Ness Dr.
       Fallbrook, CA 92028

                                                        Re: CannAssist
International Corp
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed April 8, 2020
                                                            File No. 000-55809

       Dear Mr. Palumbo:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       ITEM 9A. Controls and Procedures, page 28

   1. You disclose on page 28 that "As of the end of the period covered by the Report, we had failed to adequately
invest in personnel and systems to accumulate, record and properly report on our results
of operations." Please explain to us if such failure amounted to material weaknesses to
be disclosed similar to disclosures made in your Form 10-Q for the
                                                        Quarter Ended March 31,
2020. Please tell us how management was able to conclude that your disclosure
controls and procedures and your internal control over financial reporting were effective at
December 31, 2019 in light of your aforementioned disclosure, and amend your filing if
your conclusions were incorrect. In amending your filing, please assure that you discuss
remediation plans in place to address the material weaknesses, including how long you
estimate it will take to complete the plans, and estimated costs, if material.
 Mark Palumbo
CannAssist International Corp
August 14, 2020
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ibolya Ignat at 202-551-3636 or Angela Connell at 202-551-3426 with any questions.



FirstName LastNameMark Palumbo                            Sincerely,
Comapany NameCannAssist International Corp
                                                          Division of
Corporation Finance
August 14, 2020 Page 2                                    Office of Life
Sciences
FirstName LastName